Exhibit 99.11

Los Angeles International Airport Completes Implementation of NICE’s Situation
Management Solution, NICE Situator at New Consolidated Airport Response Coordination
Center

NICE’s open platform integrates information from over a dozen safety & security systems into a cohesive command and control platform, to streamline operations & improve real-time situational awareness in one of the world’s busiest airports

RA’ANANA, ISRAEL, May 25, 2011 NICE Systems Ltd. (NASDAQ: NICE), today announced that the City of Los Angeles’ Department of Airports (also known as Los Angeles World Airports, or LAWA) has completed its implementation of NICE Situator, an open platform situation management offering. LAX selected NICE Situator in 2010 for its new consolidated Airport Response Coordination Center (ARCC) at the Los Angeles International Airport (LAX). The LAX ARCC is the coordination hub for all LAX airport operations and response activities.

LAX is considered to be the world’s seventh busiest airport by passenger traffic. NICE Situator is fusing various safety and security operations systems into a cohesive platform, analyzing and correlating data to streamline operations and help LAX enhance its situational awareness and response capabilities to address multiple types of operational challenges, emergency situations, aviation incidents and security threats in real-time. NICE Situator’s open architecture will be leveraged to integrate more than a dozen third party systems in the new Airport Response Coordination Center. These include video surveillance systems, access control, radio and telephony communications systems, video walls, CCTV, CAD (computer aided dispatch), GIS (geographic information system), emergency/mass notification, PDA servers, a global aviation notification system, life safety/security command software, an airport Part 139 compliance system, and NC4 (The National Center for Crisis and Continuation Coordination) solutions for 24/7 proactive incident information.

NICE Situator’s GIS integration will enable LAX officials to view rich, multi-layered information on an intuitive map-based interface. The system is capable of distilling complex sets of information into a Common Operating Picture and then overlaying it on a map, so LAX officials will be able to get a real-time visual of what’s going on, by simultaneously viewing the different "plots" of an incident, whether it involves aircraft on a runway, vehicles on an airfield, or other tracked assets in terminals or on airport roadways. ARCC personnel are also able to interact with objects on the map-based interface to access real-time information to respond immediately and effectively.

“LAX is a major airport for one of the world’s most populous metropolitan areas, and as such we encounter many daily operational challenges, from the ordinary to the unexpected, many of which require real-time response and impact,” said Jacqueline Anna Yaft, Deputy Executive Director of Operations and Emergency Management for LAWA. LAX will use NICE Situator to achieve its vision of taking operations and incident management to the next level by improving situational awareness and automating our response plans.”

“We believe the LAX Airport Response Coordination Center and its innovative use of situation management technology will certainly be a model that other airports will want to emulate,” said Yochai Rozenblat, CEO & President, NICE Americas. “We are honored to have been chosen by LAX and look forward to helping LAX streamline its operations and achieve greater situational awareness. This win also reflects NICE’s leadership position in providing security for aviation and other mass transit organizations. NICE is committed to continue enhancing security with advanced situational awareness capabilities for the world’s airports, other mass transit systems, city centers, and critical facilities.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About LAX Airport
Los Angeles International Airport (LAX) is the third busiest airport in the U.S. and seventh in the world, offering more than 565 daily flights to 81 destinations in the U.S. and over 1,000 weekly nonstop flights to 65 international destinations on over 75 carriers. In 2010, LAX served over 59 million passengers, processed over 1.9 million tons of air cargo valued at nearly $77 billion, and handled 575,835 aircraft operations (landings and takeoffs). The world’s busiest origin and destination (O & D) airport, more people start their trips at the Los Angeles International Airport than at any other airport in the world. LAX is part of a system of three Southern California airports – along with LA/Ontario International and Van Nuys general aviation – that are owned and operated by Los Angeles World Airports (LAWA), a department of the City of Los Angeles. More info at: http://www.lawa.org.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.